SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2007 JAN 26 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 January 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

07020577

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

SUPPL

Yours faithfully

L.M. Goodwin

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

dlw 1/29

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") – Voting Rights and Capital

In accordance with transitional provision 6 in the Disclosure and Transparency Rules, the Company makes the following notification:

As at 19 January 2007, the Company's share capital is 233,111,454 Ordinary Shares of 97 17/19p each with voting rights. The increase from 233,080,468 Ordinary Shares at 21 December 2006 is due to the issue of shares to satisfy the exercise of share options under employee schemes. The Company holds zero (0) Ordinary Shares in Treasury.

The total number of voting rights in the Company is 233,111,454 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

www.severntrent.com